UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

ATI Physical Therapy, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00216W208

(CUSIP Number)

c/o Marathon Asset Management, L.P.

1 Bryant Park, 38th Floor
New York, NY 10036

(212) 500-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:
Brian Resnick
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

June 15, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00216W208

1.	Names of Reporting Persons Marathon Asset Management GP, L.L.C.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,407,940(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,407,940(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,407,940(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 45.0%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 3,407,940 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), including (i) 36,236 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $150.00 per share (“Series I Warrants”), (ii) 33,448 shares of Class A Common Stock issuable upon exercise of warrants to acquire shares of Class A Common Stock upon payment of $0.50 per share (“Series II Warrants”) and (iii) 3,338,256 shares of Class A Common Stock issuable upon conversion of second lien PIK convertible notes (“Notes”).

(2)	Calculated based on (i) 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the 1-for-50 reverse stock split of the Company, effective as of June 14, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 14, 2023 (the “Reverse Stock Split”)), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 3,338,256 shares of Class A Common Stock issuable upon conversion of Notes.

CUSIP No. 00216W208

1.	Names of Reporting Persons Marathon Asset Management, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,407,940(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,407,940(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,407,940(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 45.0%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 3,407,940 shares of Class A Common Stock, including (i) 36,236 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (ii) 33,448 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iii) 3,338,256 shares of Class A Common Stock issuable upon conversion of Notes.

(2)	Calculated based on (i) 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 3,338,256 shares of Class A Common Stock issuable upon conversion of Notes.

CUSIP No. 00216W208

1.	Names of Reporting Persons Marathon Distressed Credit Master Fund
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Ireland
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,876,304(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,876,304(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,876,304(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 38.0%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 2,876,304 shares of Class A Common Stock, including (i) 30,584 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (ii) 28,231 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iii) 2,817,489 shares of Class A Common Stock issuable upon conversion of Notes.

(2)	Calculated based on (i) 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 3,338,256 shares of Class A Common Stock issuable upon conversion of Notes.

CUSIP No. 00216W208

1.	Names of Reporting Persons MCSP Sub LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 300,747(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 300,747(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 300,747(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 4.0%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents 300,747 shares of Class A Common Stock, including (i) 3,196 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (ii) 2,950 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iii) 294,601 shares of Class A Common Stock issuable upon conversion of Notes.

(2)	Calculated based on (i) 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 3,338,256 shares of Class A Common Stock issuable upon conversion of Notes.

CUSIP No. 00216W208

1.	Names of Reporting Persons Marathon StepStone Master Fund LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 230,889(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 230,889(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,889(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 3.0%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)	Represents 230,889 shares of Class A Common Stock, including (i) 2,456 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (ii) 2,267 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iii) 226,166 shares of Class A Common Stock issuable upon conversion of Notes.

(2)	Calculated based on (i) 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 3,338,256 shares of Class A Common Stock issuable upon conversion of Notes.

CUSIP No. 00216W208

1.	Names of Reporting Persons Bruce Richards
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,407,940(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,407,940(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,407,940(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 45.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 3,407,940 shares of Class A Common Stock, including (i) 36,236 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (ii) 33,448 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iii) 3,338,256 shares of Class A Common Stock issuable upon conversion of Notes.

(2)	Calculated based on (i) 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 3,338,256 shares of Class A Common Stock issuable upon conversion of Notes.

CUSIP No. 00216W208

1.	Names of Reporting Persons Louis Hanover
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,407,940(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,407,940(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,407,940(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented By Amount in Row (11) 45.0%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents 3,407,940 shares of Class A Common Stock, including (i) 36,236 shares of Class A Common Stock issuable upon exercise of Series I Warrants, (ii) 33,448 shares of Class A Common Stock issuable upon exercise of Series II Warrants and (iii) 3,338,256 shares of Class A Common Stock issuable upon conversion of Notes.

(2)	Calculated based on (i) 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the Reverse Stock Split), (ii) 69,684 shares of Class A Common Stock issuable in connection with the Series I Warrants and Series II Warrants and (iii) 3,338,256 shares of Class A Common Stock issuable upon conversion of Notes.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock” or the “Shares”) of ATI Physical Therapy, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 790 Remington Boulevard, Boilingbrook, Illinois 60440.

Item 2. Identity and Background

(a)	This Statement is being jointly filed by each of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

a.	Marathon Asset Management GP, L.L.C., a Delaware limited liability company (“Marathon GP”), the general partner of Marathon Asset Management, L.P.;

b.	Marathon Asset Management, L.P., a Delaware limited partnership (“Marathon”);

c.	Marathon Distressed Credit Master Fund, an Irish Collective Asset Management Vehicle (“MDCF”);

d.	MCSP Sub LLC, a Delaware limited liability company (“Empire”);

e.	Marathon StepStone Master Fund LP, a Cayman Island limited partnership (“StepStone”, and together with MDCF and Empire, the “Marathon Funds”);

f.	Bruce Richards, a managing member of Marathon GP; and

g.	Louis Hanover, a managing member of Marathon GP.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1.

This Schedule 13D relates to the Series I Warrants, Series II Warrants and Notes held of record by the Marathon Funds. Marathon, pursuant to certain investment management agreements and in its capacity as the investment manager of each of the Marathon Funds, has the sole power to vote and the sole power to direct the disposition of all shares of Class A Common Stock held by the Marathon Funds. Accordingly, for the purposes of Section 240.13d-3 of the Exchange Act, Marathon may be deemed to beneficially own the shares of Class A Common Stock held by the Marathon Funds. The general partner of Marathon is Marathon Asset Management GP, L.L.C. Bruce Richards and Louis Hanover are the managing members of Marathon Asset Management GP, L.L.C. This report shall not be deemed an admission that Marathon, each Marathon Fund or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Exchange Act or for any other purpose.

(b)	The principal business and principal office address of the Reporting Persons is c/o Marathon Asset Management, L.P., 1 Bryant Park, 38th Floor, New York, NY 10036.

(c)	Set forth in Schedule A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of the Reporting Persons pursuant to General Instruction C to Schedule 13D. (collectively, the “Covered Persons”), and the business address and present principal occupation of each of the Covered Persons.

(d)	During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The jurisdictions in which the other Reporting Persons were formed are set forth in Item 2(a), and such information is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 6 of this Statement is incorporated by reference into this Item 3. As described in Item 6 of this Statement, the Notes were acquired in connection with the Transaction.

On February 24, 2022 (the “Preferred Financing Closing Date”), the Company entered into a Series A Senior Preferred Stock Purchase Agreement (“Purchase Agreement”) with the purchasers signatory thereto (including certain of the Reporting Persons, the “Preferred Equityholders”), pursuant to which the Preferred Equityholders purchased from the Company, in the aggregate, 165,000 shares of Series A Senior Preferred Stock with an initial stated value of $1,000 per share, or $165,000,000 of stated value in the aggregate (“Series A Senior Preferred Stock” and such transaction, the “Preferred Stock Financing”). In connection with the Preferred Stock Financing, the Company agreed to issue to certain of the Reporting Persons: (i) warrants (the “Series I Warrants”) entitling such Reporting Persons to purchase, 36,236 Shares at an exercise price equal to $150.00 (each as adjusted for the 1-for-50 reverse stock split of the Company effective as of June 14, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 14, 2023 (the “Reverse Stock Split”)), subject to adjustment, exercisable for a five-year period from the Preferred Financing Closing Date; and (ii) warrants (the “Series II Warrants” and together with the Series I Warrants, the “Warrants”) entitling such Reporting Persons to purchase 33,448 Shares at an exercise price equal to $0.50 (each as adjusted for the Reverse Stock Split), subject to adjustment, exercisable for a five-year period from the Preferred Financing Closing Date. Such number of shares of Shares purchasable pursuant to the Warrants (the “Warrant Shares”) may be adjusted from time to time as set forth in the Warrant Agreement (as defined below). The Company has entered into a Warrant Agreement with Continental Stock Transfer & Trust Company, as warrant agent, as of the Preferred Financing Closing Date (the “Warrant Agreement”). Under the terms of the Warrant Agreement, the Preferred Equityholders are entitled to, among other things, registration rights with respect to the Warrant Shares, anti-dilution protection (subject to customary carve-outs) and pre-emptive rights.

The purchases of Series I Warrants, Series II Warrants and Notes reported herein were made using funds from the working capital of the Marathon Funds. A total of approximately $39,200,000 was paid to acquire the beneficial ownership of the Shares as reported in this Schedule 13D.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Item 3 above and Item 6 below is incorporated into this Item 4 by reference.

The Reporting Persons acquired beneficial ownership of the Shares for investment purposes because they believed the Shares represented an attractive investment opportunity. Consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Issuer’s board of directors (the “Board”) regarding the Issuer, including but not limited to its operations, governance and control.

Except as otherwise set forth in this Item 4, Item 6 and elsewhere in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the

Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer

Item 5. Interest in Securities of the Issuer.

(a)—(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 4,169,911 shares of Class A Common Stock issued and outstanding as of April 17, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on June 13, 2023 (as adjusted for the Reverse Stock Split).

By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the Shares as set forth in rows 7 through 13 of the cover pages of this Statement. The filing of this Statement shall not be construed as an admission that any such Reporting Person or any Covered Person is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

As a result of the agreements made pursuant to the TSA (as defined and described in Item 6 of this Schedule 13D), the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of Exchange Act. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Exchange Act, the beneficial owners of any shares of Class A Common Stock covered by the agreements made pursuant to the TSA unless otherwise expressly stated herein.

(c)       Except as otherwise set forth in this Statement, none of the Reporting Persons has effected any transactions in the Class A Common Stock during the past 60 days.

(d)       Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Schedule 13D.

(e)       Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in Item 4 of this Statement is incorporated by reference into this Item 6.

Transaction Support Agreement

On April 17, 2023, the Company entered into an Amended and Restated Transaction Support Agreement (the “TSA”) with certain of its first lien lenders under that certain Credit Agreement, dated as of February 24, 2022 (as amended, the “2022 Credit Agreement”) by and among, inter alios, ATI Holdings Acquisition, Inc., an indirect subsidiary of the Company and as borrower (“Opco”), Wilco Intermediate Holdings, Inc. (“Holdings”), the lenders from time to time party thereto, the lender representative and the administrative agent; the administrative agent under the 2022 Credit Agreement; the Preferred Equityholders; and holders of the majority of the Shares (together with the First Lien Lenders and the Preferred Equityholders, the “Parties”), setting forth the principal terms of a comprehensive transaction to enhance the Company’s liquidity (the “Transaction”). Pursuant to the TSA, the Company agreed to a delayed draw new money financing in which the Company (i) may cause to be issued to the Purchasers (including the Marathon Funds) an aggregate principal amount of $25.0 million in the form of a new stapled security, comprised of (A) second lien PIK convertible notes (the “Notes”) and (B) shares of Series B Preferred Stock (as defined below), (ii) facilitated the exchange of $100.0 million of the aggregate principal amount of the term loans under the 2022 Credit Agreement held by certain of the Preferred Equityholders (including the Marathon Funds) for Notes and Series B Preferred Stock as described below and (iii) agreed to certain other changes to the terms of the 2022 Credit Agreement, including modifications of the financial covenants thereunder. Holders of the Notes will also receive additional Notes upon the in-kind payment of interest on any outstanding Notes. The Notes are convertible into Shares at a fixed conversion price of $12.50 (as adjusted for the Reverse Stock Split and subject to adjustment as provided in the Note Purchase Agreement (as defined below)).

On June 15, 2023 (the “Closing Date”), the Company completed the Transaction, which was approved by the Company’s stockholders at the Company’s annual meeting of stockholders held on June 13, 2023. On the Closing Date, certain previously executed agreements became effective, including (i) Amendment No. 2 to the 2022 Credit Agreement (the “Credit Agreement Amendment”), by, among others, Opco, Holdings, Barclays Bank PLC, as administrative agent and issuing bank (the “Administrative Agent”), and the lenders party thereto (including certain of the Reporting Persons), which amends the 2022 Credit Agreement, (ii) a Second Lien Note Purchase Agreement (the “Original Note Purchase Agreement”), by, among others, the Company, Wilco Holdco, Inc. (“Wilco”), Holdings, Opco, the purchasers from time to time party thereto (including the Marathon Funds, the “Purchasers”) and Wilmington Savings Fund Society, FSB, as purchaser representative (the “Purchaser Representative”) and (iii) certain other definitive agreements relating to the Transaction (such documents referred to collectively as the “Signing Date Definitive Documents”).

In addition, on the Closing Date, the Company entered into or filed with the Secretary of State of the State of Delaware, as applicable, certain other agreements (collectively, the “Closing Date Definitive Documents”) to implement certain terms of the TSA. The Closing Date Definitive Documents include (i) the First Amendment to Note Purchase Agreement (together with the Original Note Purchase Agreement, the “Note Purchase Agreement”), dated as of the Closing Date, by and among the Company, Wilco, Holdings, Opco, the Purchasers party thereto (in such capacity, the “First Amendment Purchasers”, which includes the Marathon Funds)) and the Purchaser Representative, pursuant to which the First Amendment Purchasers agreed to purchase, and the Company agreed to issue, an additional $3,243,302.02 aggregate principal amount of Notes (including $1,310,856.98 to the Marathon Funds), (ii) the Consent to Amendment No. 2 to Credit Agreement, dated as of the Closing Date, by, among others, Opco, Holdings, the lenders party thereto and the Administrative Agent, which amends the Credit Agreement Amendment, (iii) the First Amended and Restated Certificate of Designation of Series A Senior Preferred Stock of the Company, dated as of June 15, 2023 (the “A&R Series A COD”), which, as agreed under the TSA, (A) revised the Preferred Equityholders’ preexisting rights to designate and elect one director to the Board to provide that the Preferred Equityholders have the right to appoint three additional directors to the Board (resulting in the right of the Preferred Equityholders to appoint a total of four directors to the Board) until such time after the Closing Date that the Lead Purchaser (in each case, as defined in certain of the transaction agreements entered into in connection with the original issuance of the Series A Senior Preferred Stock) ceases to hold at least 50.1% of the Series A Preferred Senior Stock held by it as of the Closing Date, and (B) removed the provision that eliminated the Preferred Equityholders’ director designation rights upon the Company’s achievement of certain amounts of EBITDA; (iv) the First Amendment to that certain Investors’ Rights Agreement (as amended, the “Investors’ Rights Agreement”), dated as of February 24, 2022, by and among the Company and the Preferred Equityholders listed therein, which made changes similar to those under the A&R Series A COD and further provided that (A) all designee directors of the Preferred Equityholders will be subject to consideration by the Board (acting in good faith and consistent with their review of other Board candidates) and (B) at least one director appointed in accordance with the A&R Series A COD be unaffiliated with (and independent of) the Preferred Equityholders and meet the definition of “independent” under the listing standards of the New York Stock Exchange, and by the Securities and Exchange Commission; (v) the Certificate of Designation of Series B Preferred Stock of the Company, dated as of June 15, 2023 (the “Series B COD”), which Series B Preferred Stock is further described below, (vi) the Registration Rights Agreement, dated as of June 15, 2023, by and among the Company and the Purchasers with respect to the resale of shares of Common Stock into which the Notes are convertible; and (vii) such other related documents and ancillary agreements required to implement the Transaction.

Issuance of New Second Lien PIK Convertible Notes and Series B Preferred Stock

On the Closing Date, pursuant to the Note Purchase Agreement and the other Signing Date Definitive Documents, the Company (i) exchanged $100.0 million of the aggregate principal amount of the term loans under the 2022 Credit Agreement held by certain of the Preferred Equityholders for $100.0 million aggregate principal amount of a new stapled security, comprised of (A) Notes and (B) shares of Series B Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), which provide the holder thereof with voting rights such that the holders thereof have the right to vote on corporate matters on an as-converted basis as if the conversion occurred at an initial price per share equal to $12.87, and (ii) issued to the First Amendment Purchasers, and the First Amendment Purchasers purchased from the Company, an aggregate principal amount of $3,243,302.02 million in Notes and shares of stapled Series B Preferred Stock.

Effective as of the Closing Date, pursuant to the terms of the Investors’ Rights Agreement and as approved by the Board, Randy Raisman (an affiliate of Marathon) was appointed to the Board to serve as an independent director with a term expiring at the Company’s 2024 annual meeting of stockholders.

This discussion of the Transaction does not purport to be complete and is qualified in its entirety by reference to the Signing Date Definitive Documents and Closing Date Definitive Documents, which are further described in and certain of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Warrant Agreement (including form of Warrant as Exhibit A thereto) (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 25, 2022 and incorporated herein by reference).
2	Amended and Restated Transaction Support Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 21, 2023 and incorporated herein by reference).
3	Second Lien Note Purchase Agreement (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on April 21, 2023 and incorporated herein by reference).
4	Amendment No. 2 to the Credit Agreement (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on April 21, 2023 and incorporated herein by reference).
5	First Amendment to Note Purchase Agreement (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).
6	Consent to Amendment No. 2 to Credit Agreement (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).
7	First Amended and Restated Certificate of Designation of Series A Senior Preferred Stock of the Company (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).
8	First Amendment to the Investors’ Rights Agreement (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).
9	Certificate of Designation of Series B Preferred Stock of the Company (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).
10	Registration Rights Agreement (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on June 15, 2023 and incorporated herein by reference).
99.1	Joint Filing Agreement among the Reporting Persons, dated as of June 26, 2023.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 26, 2023

MARATHON ASSET MANAGEMENT GP, L.L.C.

By:	/s/ Jamie Raboy
Name: Jamie Raboy
Title: Authorized Signatory

MARATHON ASSET MANAGEMENT, L.P. By: Marathon Asset Management, GP, L.L.C., its general partner

By:	/s/ Jamie Raboy
Name: Jamie Raboy
Title: Authorized Signatory

MARATHON DISTRESSED CREDIT MASTER FUND

By:	/s/ Jamie Raboy
Marathon Asset Management L.P., solely in its capacity as Investment Manager Name: Jamie Raboy
Title: Authorized Signatory

MCSP SUB LLC

By:	/s/ Jamie Raboy
Marathon Asset Management L.P., solely in its capacity as Investment Manager Name: Jamie Raboy
Title: Authorized Signatory

MARATHON STEPSTONE MASTER FUND LP

By:	/s/ Jamie Raboy
Marathon Asset Management L.P., solely in its capacity as Investment Manager Name: Jamie Raboy
Title: Authorized Signatory

BRUCE RICHARDS

By:	/s/ Bruce Richards
Name: Bruce Richards

LOUIS HANOVER

By:	/s/ Louis Hanover
Name: Louis Hanover

SCHEDULE A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Marathon Asset Management GP, L.L.C. are set forth below. If no business address is given, the director’s or executive officer’s business address is 1 Bryant Park, 38th Floor, New York, NY 10036.

Marathon Asset Management GP, L.L.C.

Name	Present Principal Occupation or Employment	Citizenship
Bruce Richards	Managing Member	United States of America
Louis Hanover	Managing Member	United States of America